EXHIBIT 23.4
------------




The Board of Directors
JLW Asia Holdings Limited
Hong Kong


We consent to the inclusion of our report dated 19 February 1999 with respect to the Group balance sheets of JLW Asia Holdings Limited and subsidiaries ("the Group") as of 31 December 1998 and 1997, and the related Group profit and loss accounts, group statements of total recognised gains and losses, reconciliations of shareholders' funds and cash flows for each of the years in the three-year period ended 31 December 1998, in the Current Report on Form 8-K of Jones Lang LaSalle Incorporated (formerly LaSalle Partners Incorporated) dated 11 March 1999 (and filed on 24 March,
1999). Our report is based in part upon the report of other independent auditors, with respect to JLW Property Consultants Pte Ltd and its subsidiaries for the periods indicated in their report thereon.




/s/ KPMG


Certified Public Accountants
Hong Kong
24 March 1999